UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 000-18571

RYAN-MURPHY INCORPORATED

COLORADO	84-0998860
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

9600 Arapahoe Road, Suite 260
Englewood, Colorado	80112
(Address of Principal Executive Offices)	(Zip Code)

(303) 790-8503
Registrant's Telephone Number, Including Area Code

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock $.000067 par value
(Title of Class)

Warrants to Purchase Common Stock $.000067 par value
(Title of Class)

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                                Rule 12g-4(a)(1)(i)    ☐           Rule 12h-3(b)(1)(i)    ☐
                                Rule 12g-4(a)(1)(ii)   ☒           Rule 12h-3(b)(1)(ii)  ☒
                                Rule 12g-4(a)(2)(i)    ☐           Rule 12h-3(b)(2)(i)    ☐
                                Rule 12g-4(a)(1)(ii)   ☐           Rule 12h-3(b)(2)(ii)   ☐
                                Rule 15d-6               ☐

Approximate number of holders of record as of the certification or notice date: 450

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RYAN-MURPHY INCORPORATED
Date: December 14, 2006
	By:	/s/ Dennis C. Murphy
Dennis C. Murphy, President